EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com

Alvarion® Signs Definitive Agreement to Acquire Wavion, a Leading Provider of Carrier-grade WiFi Solutions

Innovative WiFi platform enhances Alvarion’s multi-technology wireless broadband portfolio and positions the company in rapidly-growing new markets

Washington DC, November 2, 2011 — Alvarion Ltd. (NASDAQ:ALVR), a provider of optimized wireless broadband solutions addressing the connectivity, capacity and coverage challenges of public and private networks, today announced that it has signed a definitive agreement to acquire privately-held Wavion, an Israel-based technology leader in carrier-grade WiFi applications, for approximately $30 million in cash, including an assumed earn-out. Wavion’s revenues for the last twelve months were approximately $16 million. Excluding non-recurring acquisition-related charges, Alvarion expects the acquisition to be accretive to non-GAAP earnings beginning in the second quarter of 2012. This acquisition marks another milestone in the execution of Alvarion’s strategic plan aimed at shifting its primary focus from WiMAX-based RAN solutions to becoming a multi-technology wireless broadband solution powerhouse.

Capacity and Coverage Challenges Multiplying

Alvarion believes that the explosion of broadband data usage is creating an ever-growing set of coverage and capacity challenges that cannot be addressed effectively by any single technology.   This is true for all types of wireless broadband networks from Tier 1 mobile carriers to wireless internet service providers, enterprises, governments and municipalities, and private network operators in various vertical markets. Alvarion’s strategy is to leverage its years of experience providing carrier-grade solutions to create a unique combination of capabilities, employing multiple complementary technologies, which can be optimized for various types of networks and applications.

The advanced WiFi technology provided by Wavion, including its leading edge beamforming capability,  has reached a level of maturity and acceptance that makes it an attractive option for addressing the most demanding mission-critical applications. Alvarion intends to combine Wavion’s best-of-breed WiFi platform with Alvarion’s 4G RAN solution and recently-acquired DAS (distributed antenna systems) capabilities to create a full suite of capacity and coverage solutions that is not available from any other vendor.

“Carrier WiFi is one of the fastest growing segments in the telecom equipment industry, and represents a significant new market opportunity for Alvarion," said Adlane Fellah, President, Maravedis. "This market is expected to grow at least 40% annually to about $500 million over the next several years. Alvarion's leadership and global presence in 4G solutions, augmented by Wavion's enhanced WiFi 2.4GHz and 5GHz technology, will allow network operators to address the increasingly complex requirements of wireless broadband networks.”

Wavion’s Strengths

Wavion’s two-way spatially adaptive beamforming and Multiple Input Multiple Output (MIMO) technologies, based on the latest 802.11n standard, address the performance, penetration and profitability challenges of today’s wireless broadband networks.  Wavion’s solutions ensure that carriers, service providers, governments and enterprises are able to deploy their wireless networks quickly and effectively, supporting applications such as:
•	Seamless cellular offloading
•	Business connectivity
•	Residential access
•	Digital cities
•	Video surveillance
•	Internet to schools and universities, hotels and resorts, malls and large venues

Interference is one of the biggest challenges in deploying WiFi.  Wavion’s solution provides better coverage, higher capacity and interference immunity, using  smart antenna, beamforming and SDMA technologies.

“Wavion’s field-proven solution is the ideal addition to our portfolio,” said Eran Gorev, president and CEO of Alvarion. “Wavion’s offering will enable us to leverage our global reach, extensive customer base, and network of go-to-market partners. This acquisition will also position the company in exciting new high-growth segments such as WiFi offload.

“Wavion was the obvious choice for implementing the next step in our strategy because its team consists of experts in WiFi with decades of experience and the foresight to anticipate WiFi’s emerging role in solving some of the most difficult network capacity and coverage issues. We understand carrier-grade requirements and Wavion’s platform was designed from the ground up to provide the type of performance and reliability that is required for the most demanding applications for both public and private networks.”

“Wavion has a strong team of 75 people and a cutting-edge WiFi product portfolio which we believe will fit well with Alvarion's vision of multi-technology solutions,” said Tal Meirzon, CEO of Wavion. “Being a high growth company in a high growth market, we believe we can be one of the growth engines of Alvarion. We look forward to serving customers and partners with a unique combination of expertise and complementary capabilities.”

Closing is expected before the end of 2011 and is subject to customary closing conditions. Alvarion will finance the acquisition with a $30 million 3-year credit facility from Silicon Valley Bank.

About Wavion

Wavion is a technology leader in outdoor WiFi applications for metro and rural areas with deployments in more than 75 countries.  Featuring Wavion Base Stations with 802.11n in 2.4 GHz and 5 GHz unlicensed bands and in 700 MHz licensed band, Wavion offers end-to-end solutions including access, backhaul, CPEs, management and service provisioning tools.  Wavions’s headquarters is located in Yoqne’am Israel, with worldwide offices in the U.S., Brazil, Mexico, Colombia, India, China, Philippines, Singapore, Africa and Russia.

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, capacity and coverage challenges of telecom operators, smart cities, security, and enterprise customers.  Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrum. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated; the failure to close the Wavion transaction as a result of the failure to meet closing conditions; the potential incurrence by Alvarion of unknown liabilities of Wavion as a result of the transaction; the failure of Alvarion to effectively integrate the business and technology of Wavion into that of Alvarion and Alvarion’s products and realize the expected synergies from the acquisition; the failure of Alvarion to gain market acceptance for the Wavion products as contemplated; the failure of the markets for Wavion’s and Alvarion’s products to grow as anticipated; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

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